October 30, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Fifth Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention: Mr. H. Christopher Owings

Re:	SEC Comment Letter dated October 4, 2007

Dollarama Group Holdings L.P. and co-registrant Amendment No. 1 to Registration Statement on Form S-4,

filed on June 1, 2007, File Nos. 333-143444 and -01

Dollarama Group L.P. Form 10-K for the Fiscal Year Ended February 4, 2007, filed May 2, 2007, File No. 333-134550

Dollarama Group L.P. Form 10-Q for the Quarters Ended May 6, 2007 and August 5, 2007,

filed on June 20, 2007 and September 19, 2007, respectively, File No. 333-134550

Dear Mr. Owings:

On behalf of Dollarama Group Holdings L.P., a limited partnership formed under the laws of Québec, Canada, Dollarama Group Holdings Corporation, a corporation organized under the laws of Nova Scotia, Canada, and Dollarama Group L.P., a limited partnership formed under the laws of Québec, Canada (together, the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). A copy of the Amendment No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment No. 2 reflects certain revisions in response to the comment letter to Robert Coallier of the Company, dated October 4, 2007, from the staff of the Commission. The Company intends to reflect the comments of the staff on the Form 10-K for the Fiscal Year Ended February 4, 2007 and the Form 10-Q for the Quarter Ended May 6, 2007 in subsequent amendments to those filings, such amendments to be substantially in the form of the marked proofs supplementally provided to the staff under separate cover.

For your convenience, the Company is also supplementally providing to the staff four (4) copies of the Amendment No. 2, which have been marked to indicate the changes from Amendment No. 1 to the Registration Statement as filed on September 5, 2007.

For reference purposes, the staff’s comments in the letter dated October 4, 2007 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary, page 1

1.	We note your response to comment 3 in our letter dated June 28, 2007. In that response, you state that “given the complexity of our corporate structure and the recent change to our fiscal year, we do not agree that revising the Prospectus Summary by removing all defined terms in the second italicized paragraph would make the disclosure clearer or more concise.” Nevertheless, you should construct your Prospectus Summary section so that you are able to convey the basic aspects of your structure and transaction without relying on defined terms. Please revise or advise. For example, you state that “references to ‘we,’ ‘us,’ and ‘our’ refer to Dollarama Group Holdings L.P. and its consolidated subsidiaries, including Dollarama Group Holdings Corporation, Dollarama Group L.P. and Dollarama Corporation.” Please tell us why you believe this disclosure, with these defined terms, is clearer than if you stated that Dollarama Group Holdings L.P. is your parent company and Dollarama Group Holdings Corporation, Dollarama Group L.P., and Dollarama Corporation are your consolidated subsidiaries.

In response to comment 1, we have revised our Prospectus Summary to remove the defined terms ‘we,’ ‘us,’ ‘our,’ ‘Bain Capital Partners,’ and ‘our sponsor.’

Risk Factors, page 14

2.	We note your response to comment 8 in our letter dated June 28, 2007. Again, your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky, and these factors should not be generic or contain boilerplate language that could apply to any issuer or any offering. In this regard, please address the following:

•

In the second full risk factor on page 20, you state that your financial performance is sensitive to changes in Canada’s economy impacting consumer spending. Please discuss how this risk applies to you in a manner in which it does not also apply to any other issuer.

•

In the second full risk factor on page 23, you state that fluctuations in the value of the Canadian dollar in relation to the United States dollar may impact your financial condition, results of operations, and the comparability of your results between periods. In this regard, please discuss any recent fluctuations or trends in exchange rates that pose a material risk to you.

•	Please consider separating the first full risk factor on page 20 and the last risk factor beginning on page 22 into multiple and distinct risk factors.

In response to comment 2, we have revised our risk factors.

Because several of our directors and officers reside in Canada, you may not..., page 17,

3.	We note your response to comment 10 in our letter dated June 28, 2007. Please tell us whether your officers, directors, controlling persons, and experts have agreed to accept service of process in any suit, action, or proceeding with respect to any or all aspects of this offering. If not, please consider disclosing this risk and making it a separate risk factor.

In response to comment 3, we supplementally inform the staff that although we have agreed, in accordance with the terms of the indenture under which the notes were issued, to accept service of process in any suit, action, or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent designated for such purpose and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings, those of our directors, controlling persons, officers and experts have not individually agreed to accept such service of process. We have revised the risk factor to disclose this risk.

An increase in the cost or a disruption in the flow of our imported goods..., page 19

4.	We note your response to comment 13 in our letter dated June 28, 2007. In that response, you state that you are providing the six listed items as examples of how there could be either an increase in the cost or a disruption in the flow of imported goods. Please disclose whether you consider any of these items to materially affect your current operations or are materially likely to affect your future operations. If not, please disclose this fact.

In response to comment 4, we have revised this risk factor to clarify that while none of the enumerated examples affect our current operations, if one or more of them develop in the future, our future operations could be materially affected.

If we lose the services of our senior executives who possess specialized..., page 23

5.	We note your response to comment 14 in our letter dated June 28, 2007. In your new disclosure, you state that the loss of some or all of your “key personnel, particularly the named executives....” Please disclose specifically the senior executives whose services are so valuable to you that losing them would divert management resources, which could adversely affect your operating results. In this regard, it appears that your key personnel include more than just your named executives. If so, please disclose which other management members are key personnel. Also, please discuss how the diversion of management resources could adversely affect your operation results in a material manner.

In response to comment 5, we supplementally inform the staff that the “key personnel” we were referencing were members of our senior management. We have revised this risk factor to so clarify and to name these members of our senior management. We have also revised this risk factor to discuss how the diversion of management resources could affect us.

The Exchange Offer, page 28

Expiration Date: Extensions; Amendments, page 29

6.	We note your responses to comments 20 and 21 in our letter dated June 28, 2007. In your responses to those comments, you provide revised disclosure in which you disclose one example of a circumstance in which you will delay acceptance of any outstanding notes. Also, you inform us that you may amend or extend the terms of the exchange offer if you are not satisfied with the number of securities tendered. First, please disclose in your document that you may amend or extend the terms of the exchange offer if you are not satisfied with the number of securities tendered. Additionally, please disclose all of the circumstances under which you would delay, extend, amend, or terminate the offer.

In response to comment 6 we have reconsidered the staff’s comment 21 in its letter dated June 28, 2007. We supplementally inform the staff that any delays in acceptance of any outstanding notes will only be done in the context of an extension of the exchange offer. We have revised the disclosure to more clearly explain that fact, to explain that the only circumstances in which we would extend or terminate the offer would be if the conditions set forth under “Conditions to the Exchange Offer” shall not have been satisfied, and to specify when and how we would go about an amendment. We reconfirm that any extension will be done in accordance with Rule 14d-4(d) and Rule 14e-1(c).

Conditions to the Exchange Offer, page 33

7.	We note your response to comment 22 in our letter dated June 28, 2007. In your revised disclosure, you state that you may terminate or amend the exchange offer if any action, proceeding, or litigation seeking to enjoin, make illegal, or delay completion of the exchange offer, or otherwise relating in any manner to the exchange offer, is instituted or “threatened.” Please disclose the objective standard for determining whether any action, proceeding, or litigation is threatened. In this regard, please disclose the objective standard for when any statute, rule, regulation governmental order, or injunction shall have been “proposed” or “deemed applicable” to the exchange offer. Finally, please disclose the objective standard for determining if a statute, rule, regulation, governmental order, or injunction would “restrain” or “delay” completion of the exchange offer.

In response to comment 7, we have amended the disclosure to remove the word “threatened” and replace it with “reasonable likely to be instituted.” We have further modified our disclosure to remove the words “proposed” and “deemed applicable” and to provide that standard for whether any statute, rule, regulation governmental order, or injunction shall have been “otherwise applicable” to the exchange offer or whether any statute, rule, regulation, governmental order, or injunction would “restrain” or “delay” completion of the exchange offer is one of reasonable expectation. We acknowledge that an exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied, but respectfully submit that a reasonable expectation standard meets this criteria in these regards.

The Transactions, page 35

8.	We note your response to comment 23 in our letter dated June 23, 2007. Please disclose in your The Acquisition subsection that you completed the acquisition so that your sponsor could acquire an 80% interest in your business. Also, in your The 2006 Refinancing and The 2006 Recapitalization subsections, in addition to, or instead of, stating that the “net proceeds from that offering have been used to” take certain actions, please state the reasons you engaged in those transactions initially.

In response to comment 8, we have revised this disclosure to add the reasons behind each of the transactions.

Management’s Discussion and Analysis of Financial Condition and Results..., page 46

Results of Operations, page 52

9.	We note your responses to comments 29 through 31 in our letter dated June 28, 2007. Additionally, please address the following:

•

In the first paragraph on page 53, you state that during the initial stage of implementing your new, integrated information system, you “encountered replenishment difficulties” and the “situation is being addressed.” Please disclose these difficulties and how you are addressing the situation.

•

In the Cost of Sales subsection on page 54, you state that the improvement in margin was driven by improved sourcing and favorable foreign exchange rates, but that it was offset by higher transportation costs to service your western Canada stores. Please disclose and quantify the reason or reasons that you encountered higher transportation costs to western Canada.

•

In your discussion of sales on pages 54 and 56, you disclose that your comparable store sales increase was driven by an increase in store traffic and an increase in average transaction size. Please quantify, to the extent practicable, the impact that these drivers had on sales. Also, please quantify the dollar increase in comparable store sales and the incremental effect of the stores opened in the prior year on page 54.

In response to your first bullet in comment 9, we note that we have updated this section to reflect our most recent balance sheet date and have included revised disclosure. In response to the rest of comment 9, we have revised the disclosure.

Liquidity and Capital Resources, page 58

Operating Activities, page 58

10.	We note your response to comment 34 in our letter dated June 28, 2007. In this subsection, you state that during fiscal, year 2008 there could be “some adjustments” in the inventory growth rate as a result of the implementation of the new ERP system. Please discuss these adjustments and the effect they could have on the inventory growth rate.

In response to comment 10, we have revised this disclosure to discuss the reasons behind increases in our inventory growth rate and our expectation that inventory levels will stabilize in the fourth quarter.

Litigation and Contingencies, page 63

11.	We note your response to comment 36 in our letter dated June 28, 2007. Please disclose, if true, that although Framecraft Ltd. has asked you to cease selling Framecraft products and has made threats of litigation, no proceedings have been instituted yet against you.

In response to comment 11, we have revised this disclosure to clarify that no proceedings have been instituted against us by Framecraft.

Business, page 66

12.	We note your response to comment 37 in our letter dated June 28, 2007. Please provide us with the ACNielsen report you reference in your response. Also, please provide us with a basis for your belief that you are a leader in international sourcing. Finally, please disclose in your document the information in the last two paragraphs of your response and include your table.

In response to comment 12, we have supplementally provided the ACNielsen report referenced in our response to the staff under separate cover, have revised the disclosure to clarify that our belief that our stores have a relatively small shopping radius is based on the experience of our store managers and previous store opening, and revised the disclosure to clarify that our belief on the store size of our competitors is based on our management’s knowledge of the competitive environment in Canada. We note that in response to comment 37 in the staff’s letter dated June 28, 2007, we removed any references to us being a leader in international sourcing and further note that we have already disclosed much of the information in the second last paragraph of our response to comment 37. In “Industry Overview,” we disclose the names of our competitors and that on a combined basis, we and our competitors operate over 1,000 stores across Canada. In “Our Competitive Strengths,” we disclose our belief, which is based on the publicly available information provided to the staff in response to comment 37 in the staff’s letter dated June 28,

2007, that we have more than 2.5 times the number of stores as our next largest competitor. Although we are comfortable with the statements in the prospectus that we are the leading operator of dollar discount stores in Canada, which is supported by our statements that (i) we have more than 2.5 times the number of stores as our next largest competitor, (ii) we believe our competitors stores are substantially smaller and (iii) we operate all of our stores, we respectfully submit that we should not be required to include in our prospectus the table that we provided to the staff, as we do not believe it provides any additional material information to investors. Although we are comfortable stating we have more than 2.5 times the number of stores as our next largest competitor - we are less comfortable being responsible for the precise information in the table. For example, even if our leading competitor actually had 20 more stores than reflected in the table, we would still have more than 2.5 times.

Compensation Discussion and Analysis, page 76

13.	We note your response to comment 46 in our letter dated June 28, 2007. In this section, please disclose that you have no formal policy for the allocation between elements of your executive officers’ compensation. If you believe you have disclosed this information already, please tell us where in your document the information is located.

In response to comment 13, we have revised this disclosure to state that we have no formal policy for allocation between elements of our officers’ compensation.

Annual Bonus, page 76

14.	We note your response to comment 48 in our letter dated June 28, 2007. In that response, you state that you have no quantitative targets to be achieved by your named executive officers for them to earn annual bonuses. Therefore, please discuss how it was determined that Larry Rossy was eligible to receive a target bonus of 200% of his base salary. Also, please discuss how you determined the bonuses awarded to the named executive officers disclosed in your Summary Compensation Table for Fiscal Year 2007.

In response to comment 14, we have revised this disclosure to clarify how our Board of Directors determined bonus awards.

Principal Stockholders, page 83

15.	We note your response to comment 54 in our letter dated June 28, 2007. We reissue the comment By analogy please see Interpretation 1.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

In response to comment 15, we supplementally inform the staff that all natural persons with ultimate voting or investment control with respect to shares of our common stock are disclosed in the footnotes to the table of Principal Stockholders. No natural person has ultimate voting or investment control over the shares held by Bain Capital Partners, LLC.

Description of Notes, page 89

16.	We note your response to comment 55 in our letter dated June 28, 2007. In this section, although you must describe the securities in your offering, a complete legal description of these securities is not required. Therefore, please revise this section to outline briefly the matters required by Item 202 of Regulation S-K

In response to comment 16, we have revised this disclosure to add white space, eliminate legalese, eliminate roman numerals and break out embedded lists in many of the subsections of the Description of the Notes section. However, in general, we continue to believe that disclosure in the Description of the Notes section is consistent with other registration statements for high yield debt securities declared effective by the Commission since the Plain English rules came into effect and with the expectations of investors in the notes. We believe that any additional changes to revise or summarize any of the important terms of the indenture would reduce, rather than enhance, the benefit to investors of the disclosure.

Financial Statements, page F-1

17.	Please update your unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

In response to comment 17, we have revised this disclosure.

18.	We note your response to comment 64 in our letter dated June 28, 2007. In that response, you state that you included Schedule I as required by Rule 5-04 of Regulation S-X. However, it does not appear that the condensed financial information of the partnership is included in the filing. Please revise or advise.

In response to comment 18, we have revised the Registration Statement to include Financial Schedule I pursuant to Item 21 of Form S-4.

Exhibit 5.1

19.	We note your response to comment 68 in our letter dated June 28, 2007. In the fourth and fifth paragraphs of the opinion from Ropes & Gray LLP, counsel states that it is relying on the opinions of Stikeman Elliott LLP and Stewart McKelvey Stirling Scales that were “dated the date hereof.” However, the date of the Ropes & Gray’s opinion, September 4, 2007, does not match the dates of the other two opinions, August 31, 2007. Therefore, if true, please have Ropes & Gray revise its opinion to make clear that it is relying on the opinions dated August 31, 2007.

In response to this comment, we have filed a revised Exhibit 5.1 dated the same date as the Exhibit 5.2 and Exhibit 5.3 opinions (which have been revised in response to comment 20 and 21 below).

Exhibits 5.2 and 5.3

20.	Additionally, we note that Stikeman Elliott LLP and Stewart McKelvey Stirling Scales have dated their opinions as of August 31, 2007, as opposed to the date of effectiveness of your registration statement. In this regard, we note that these counsels have limited their opinions to the date of the opinions instead of the date of effectiveness. Therefore, please have these counsels re-file and date their opinions on the date of effectiveness or have them revise the following portions of their opinions to reflect the opinions’ accuracy as of the date of effectiveness and not as of the date of the opinions themselves:

•

Please have Stikeman Elliott revise its third assumption and have Stewart McKelvey revise its fourth assumption to state that the certificate of attestation and certificates of status continue to be accurate as of the date of effectiveness of your registration statement.

•

Please have Stikeman Elliott and Stewart McKelvey revise their opinions to state that their opinions are limited to the laws of the Provinces of Quebec and Nova Scotia, respectively, and the federal laws of Canada as of the date of effectiveness of your registration statement.

•

Please have Stikeman Elliott remove the second paragraph of its Law section or revise that paragraph to state that its opinions do not take into account any changes in the law, and it is under no obligation to update or advise of any changes, alter your registration statement’s effectiveness date.

In response to comment 20, we have filed revised Exhibits 5.2 and 5.3.

21.	We note your response to comment 71 in our letter dated June 28, 2007. Please remove the term “solely” from each opinion’s second-to-last paragraph.

In response to comment 21, we have filed revised Exhibits 5.2 and 5.3. In revised Exhibit 5.2, counsel has deleted the term “solely.” In revised Exhibit 5.3, counsel has revised this paragraph to clarify that the opinion in given in connection with the Exchange Notes, the Registration Statement and the transactions described therein. This paragraph is not meant to limit the ability of investors to rely on the opinion, but is rather meant to state the context in which the opinion is made. By referring to the Exchange Notes and referencing the transactions described in the Registration Statement (which includes the Exchange Offer), counsel feels that investors will be able to rely on its opinions.

Form 10-K for Fiscal Year Ended February 4, 2007

22.	We note your responses to comments 74, 75, 80, 82, and 83 in our letter dated June 28, 2007. You must file your revised Annual Report on Form 10-K for the year ended February 4, 2007 before your registration statement will be declared effective.

In response to comment 22, we supplementally inform the staff that we will reflect the comments of the staff from its letters dated June 28, 2007 and October 4, 2007 on the Form 10-K for the Fiscal Year Ended February 4, 2007 in a Form 10-K/A which will be filed once the Registration Statement has cleared comments. In order to assist the staff in determining whether the Form 10-K/A adequately reflects the staff’s comments, we have supplementally provided a marked proof of the Form 10-K/A to the staff under separate cover. We confirm that once the Registration Statement has cleared comments, and prior to it being declared effective, we will file the Form 10-K/A.

Item 8. Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 34

23.	We note your response to comment 78 in our letter dated June 28, 2007. We believe that the statements of cash flows are important to users of the financial statements. Given the importance of these statements and the quantitatively material change to operating cash flows, we believe that the revisions represent a correction of an error in previously issued financial statements. Please revise to disclose the restatement, the nature of the classification errors, and effect of the corrections on each financial statement line item in accordance with paragraph 26 of SFAS 154, and please label the appropriate column as “restated.” Also, please have your auditors revise their audit report to refer to the restatement and the related footnote disclosure. See Codification of Auditing Standards Section 420.12.

In response to comment 23, we have revised the disclosure to include Footnote 18, “Restatement of the Consolidated Statement of Cash Flow,” labeled the appropriate columns as “restated” and have had our auditors revise their audit reports. We have made conforming changes in the Registration Statement.

Form 10-Q for Fiscal Quarter Ended May 6, 2007

24.	We note your response to comment 84 in our letter dated June 28, 2007. You must file your revised Quarterly Report on Form 10-Q for the quarter ended May 6, 2007 before your registration statement will be declared effective.

In response to comment 24, we supplementally inform the staff that we will reflect the comments of the staff from its letters dated June 28, 2007 and October 4, 2007 on the Form 10-Q for the quarter ended May 6, 2007 in a Form 10-Q/A which will be filed once the Registration Statement has cleared comments. In order to assist the staff in determining whether the Form 10-Q/A adequately reflects the staff’s comments, we have supplementally provided a marked proof of the Form 10-Q/A to the staff under separate cover. We confirm that once the Registration Statement has cleared comments, and prior to it being declared effective, we will file the Form 10-Q/A.

Form 10-Q for Fiscal Quarter Ended August 5, 2007

25.	Please revise to address the comments above, as applicable.

In response to comment 25, we supplementally inform the staff that we will reflect the comments of the staff from its letters dated June 28, 2007 and October 4, 2007 on the Form 10-Q for the quarter ended August 5, 2007 in a Form 10-Q/A which will be filed once the Registration Statement has cleared comments. In order to assist the staff in determining whether the Form 10-Q/A adequately reflects the staff’s comments, we have supplementally provided a marked proof of the Form 10-Q/A to the staff under separate cover.

*     *     *     *     *     *

I hope that the foregoing has been responsive to the staff’s comments. If you have any questions about this letter or require any further information, please call me at (617) 951-7309.

Respectfully submitted,

/s/ Joel Freedman
Joel Freedman

cc:	Mr. Robert Coallier

Chief Financial Officer

Dollarama Group Holdings L.P.